

*By Electronic Mail*

June 21, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
Issuer CIK: 0001667919
Issuer File Number: 333-210186/811-23147
Form Type: 8-A12B
Filing Date: June 21, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest Growth-100 Buffer ETF – June (QJUN)
- FT Cboe Vest International Equity Buffer ETF – June (YJUN)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst